[AIG Letterhead]

June 1, 2009

Mr. Jeffrey P. Riedler
Assistant Director
 United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 6010
Washington, D. C. 20549

Re:	American International Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 21, 2009
File No. 1-08787

Dear Mr. Riedler:

     We are in receipt of your letter dated May 29, 2009 and thank you for your comments concerning American International Group, Inc.’s (AIG) captioned filing. This letter sets forth AIG’s responses to each of the Staff’s comments contained in your letter. To facilitate your review, attached as Annex A are marked pages from AIG’s proxy statement that contain proposed revisions in response to the Staff’s comments.

     AIG acknowledges that the adequacy and accuracy of the disclosure in AIG’s filing is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

     We have repeated your questions below to facilitate your review.

Ownership of Certain Securities, page 27

1.

The beneficial ownership table summarizing the ownership of AIG’s common stock by current and nominee directors, and current and former executive officers is as of January 30, 2009. Please revise your filing to update the beneficial ownership table as of the most recent practicable date.

AIG Response:

AIG is revising the filing to update the beneficial ownership table as of May 1, 2009.

Proposal 3 – Amendment of AIG’s Restated Certificate of Incorporation to Increase the Authorized number of Shares of AIG Common Stock, page 64

2.

Please provide a table showing the number of shares 1) authorized, 2) issued, 3) reserved but unissued, and 4) authorized but unissued and unreserved if Proposal # 3 is passed.

AIG Response:

AIG is revising the filing to provide the table as the Staff requested.

3.

You disclose that “AIG currently has no specific plans or understandings with respect to the issuance of any AIG Common Stock, except items for which AIG had previously reserved shares for issuance.” Please expand your disclosure to briefly disclose how many shares have been reserved for issuance and for what purposes those shares have been reserved.

AIG Response:

AIG is revising the filing to expand the referenced disclosure to include the information the Staff requested.

Proposal 4 – Amendment of AIG’s Restated Certificate of Incorporation to Effect a Reverse Stock Split of Outstanding AIG Common Stock, page 65

4.

Please provide a table showing the number of shares 1) authorized, 2) issued, 3) reserved but unissued and 4) authorized but unissued and unreserved if Proposal 4 is passed. Expand the table to provide the same information if Proposals 4 and 3 are both passed.

AIG Response:

AIG is revising the filing to provide the expanded table.

5.

Please revise your first full paragraph on page 66 to clarify that the reverse stock split will not decrease the number of currently authorized shares of common stock. We note that you already disclosed that the implementation of this proposal will have the effect of reducing the number of additional shares of AIG common stock to be authorized if Proposal 3 is also implemented.

AIG Response:

AIG is revising the filing to clarify in the referenced paragraph that the reverse stock split will not decrease the number of currently authorized shares of common stock.

6.

You disclose that the overall effect of the reverse stock split will be an increase in authorized but unissued shares of AIG common stock. Please expand your disclosure to describe any specific plans or understandings with respect to the issuance of those shares of AIG common stock. If you have no such plans or understandings, please revise your disclosure to state so.

AIG Response:

AIG is revising the disclosure to indicate that AIG has no plans or understandings with respect to the issuance of those shares of AIG Common Stock.

7.

Please revise the last full paragraph on page 67 to disclose that AIG’s common stock is currently registered under Section 12(b) of the Exchange Act, rather than Section 12(g).

AIG Response:

AIG is revising the filing to indicate in the referenced paragraph that AIG’s common stock is currently registered under Section 12(b) of the Securities Exchange Act of 1934.

Proposal 5 – Amendment of AIG’s Restated Certificate of Incorporation to Increase the Authorized Number of Shares of AIG Preferred Stock, page 70

8.	Please provide the information in the second paragraph in tabular format. AIG Response: AIG is revising the filing to provide the referenced information in tabular format.

*           *           *

     Thank you for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Very truly yours,

/s/ Kathleen E. Shannon

Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel

cc:	Sebastian Gomez Abero
(Securities and Exchange Commission)

David Herzog

Attachment

Annex A

[Please see the attached.]

The following table summarizes the ownership of AIG Common Stock by the current and nominee directors, by the current and former executive officers named in the 2008 Summary Compensation Table in “2008 Compensation” and by the directors and current executive officers as a group. None of the shares of AIG Common Stock listed in the following table have been pledged as security.

	AIG Common Stock Owned Beneficially as of May 1, 2009(1)
	Amount and Nature of Beneficial Ownership(2)(3)	Percent of Class
Steven J. Bensinger	126,767	(4)
Stephen F. Bollenbach	93,806	(4)
Dennis D. Dammerman	87,215	(4)
Martin S. Feldstein	86,931	(4)
Harvey Golub	0	(4)
David L. Herzog	183,909	.01
Laurette T. Koellner	0	(4)
Edward M. Liddy	0	(4)
Christopher S. Lynch	0	(4)
Arthur C. Martinez	0	(4)
George L. Miles, Jr.	12,102	(4)
Robert S. Miller	0	(4)
Kris P. Moor	307,660	.01
Win J. Neuger	365,348	.01
Suzanne Nora Johnson	61,850	(4)
Morris W. Offit	57,102	(4)
James F. Orr III	50,483	(4)
Martin J. Sullivan	470,337	.02
Douglas M. Steenland	0	(4)
Edmund S.W. Tse	1,702,560	.06
Robert B. Willumstad	5,000	(4)
All Directors and Executive Officers of AIG as a Group (32 individuals)	7,459,828	.26

(1)	Amounts include shares as to which the individual shares voting and investment power as follows: Tse—1,045,416 shares with a corporation and Feldstein—23,727 shares with a corporation.

(2)

Amount of equity securities shown includes shares of AIG Common Stock subject to options which may be exercised within 60 days as follows: Bensinger—124,942 shares, Feldstein—20,500 shares, Herzog—173,804 shares, Miles—5,000 shares, Moor—278,500 shares, Neuger—297,500 shares, Offit—5,000 shares, Orr—2,500 shares, Sullivan—425,282 shares, Tse—471,250 shares, Willumstad—5,000 shares and all directors and the former and current executive officers of AIG as a group—3,622,559 shares. The amount of equity securities shown also includes shares of AIG Common Stock underlying awards under AIG’s 2005-2006 Deferred Compensation Profit Participation Plan (DCPPP) that vested on May 1, 2009 and were issued as of that date except for Messrs. Bensinger and Sullivan. Options and share-based awards for Messrs. Bensinger and Sullivan (including 16,000 shares and 32,000 shares, respectively, underlying DCPPP awards that would have vested and been delivered as of May 1, 2009) are considered outstanding for purposes of this table. The status of these options and share-based awards is part of AIG’s ongoing review of arrangements for Messrs. Sullivan and Bensinger following termination of their employment in 2008. Under certain circumstances of termination of their employment, these options and share-based awards could have been forfeited as of year-end 2008. For more information, see “2008 Compensation—Exercises and Holdings of Previously Awarded Equity—Outstanding Equity Awards at December 31, 2008.” For Mr. Tse, the amount of equity securities shown includes 90,224 shares of AIG Common Stock underlying share-based awards that he is entitled to receive promptly following his retirement at AIG’s 2009 Annual Meeting of Shareholders. For non-management directors, the amount of equity securities shown also includes: (i) shares granted to each non-employee director with delivery deferred until the director ceases to be a member of the Board as follows: Feldstein—2,875 shares, Miles—1,875 shares, Offit—1,875 shares, Orr—1,000 shares; and (ii) DSUs granted to each non- employee director with delivery of the underlying AIG Common Stock deferred until such director ceases to be a member of the Board as follows: Bollenbach—93,806 shares, Dammerman—87,215 shares, Feldstein—5,227 shares, Miles—5,227 shares, Nora Johnson—61,850 shares, Offit—5,227 shares and Orr—21,493 shares.

(3)

Amount of equity securities shown also excludes the following securities owned by or held in trust for members of the named individual’s immediate family as to which securities such individual has disclaimed compensation that it has undertaken, AIG is reviewing potential payments to Mr. Sullivan and has not made any such payments pending the completion of its assessment. For more information on AIG’s arrangements with Mr. Sullivan, see “2008 Compensation” and “Potential Payments on Termination and Arrangements with Former Officers.”

Arrangements with Mr. Willumstad. Mr. Sullivan was replaced as Chief Executive Officer by Mr. Willumstad, who previously served as our non-executive Chairman of the Board. When Mr. Willumstad succeeded Mr. Sullivan, he and AIG entered into a letter agreement providing for sign-on grants of restricted shares of AIG Common Stock and options, as well as for Mr. Willumstad’s participation in AIG’s Executive Severance Plan (ESP). For more information on Mr. Willumstad’s sign-on grants, see “2008 Grants of Plan-Based Awards.”

In September 2008, shortly after AIG announced that it would enter into a credit agreement with the NY Fed, Mr. Willumstad stepped down as Chairman and Chief Executive Officer as these positions were assumed by Mr. Liddy, whom the Department of the Treasury had recruited to lead AIG. In connection with Mr. Willumstad’s resignation, which was treated as an involuntary termination without “Cause,” Mr. Willumstad voluntarily waived any severance payments to which he was entitled, waiving $22.5 million in payments under the ESP. Mr. Willumstad and AIG also agreed to rescind his special sign- on grant of restricted shares. Mr. Willumstad has continued to receive certain other benefits in connection with his service as Chairman and Chief Executive Officer of AIG. For more information on AIG’s arrangements with Mr. Willumstad, see “2008 Compensation” and “Potential Payments on Termination and Arrangements with Former Officers.”

Arrangements with Mr. Bensinger. In October 2008, Mr. Bensinger, our former Chief Financial Officer, resigned from AIG. Like Mr. Sullivan, Mr. Bensinger was party to an employment agreement with AIG that provided for certain termination payments and benefits. Mr. Bensinger also styled his resignation as for “Good Reason” under his agreement. AIG is reviewing potential payments to Mr. Bensinger and has not made any payments pending its assessment. For more information on AIG’s arrangements with Mr. Bensinger, see “2008 Compensation” and “Potential Payments on Termination and Arrangements with Former Officers.”

Arrangements with Mr. Tse. As we announced in March, Mr. Tse will retire both from our Board and from his position as Senior Vice Chairman—Life Insurance at our 2009 Annual Meeting of Shareholders. Mr. Tse is retiring at age 71, having worked with AIG since 1961. Mr. Tse will not be entitled to any severance payments or special separation rights as a result of his retirement. Mr. Tse is entitled only to the retirement benefits that he has accrued under our retirement programs for his 48 years of service and awards previously earned for performance in prior years under our plans that require continuing long-term service. Under our share-based incentive plans, Mr. Tse is entitled to receive 90,224 shares of AIG Common Stock on retirement, and, under our Senior Partners Plan, Mr. Tse is entitled to receive $14,388,500 earned for years before 2008.

At our request, Mr. Tse has agreed to enter into a Service Agreement with American International Assurance Company, Limited (AIA), an insurance subsidiary of AIG based in Hong Kong, that will become effective upon his retirement from AIG. As part of that agreement, Mr. Tse agreed to serve as Honorary Chairman of AIA and Non-Executive Chairman of each of Nan Shan Life Insurance Company, Limited and The Philippine American Life and General Insurance Company for a one-year period, subject to future extensions as agreed between AIA and Mr. Tse. We requested this continuing service so that we would continue to benefit from Mr. Tse’s expertise and relationships in Asia as we continue our restructuring and divestiture program.

As part of the agreement, Mr. Tse agreed to abide by certain restrictive covenants and to execute a release of claims in favor of AIG. Mr. Tse will receive an annual fee of U.S. $250,000 for his service. The agreement is terminable on 30 days’ notice by either party, in which case the fee would be prorated. In addition, Mr. Tse will be eligible to receive a transaction bonus in an amount to be determined by AIG in its sole discretion in the event of a sale or initial public offering of any of AIG’s foreign life operations (subject to limitations imposed by any other agreement or arrangement to which we are subject).

New TARP Compensation Limits and 2009 Framework

As part of the ARRA, the Department of the Treasury will issue additional regulations with further restrictions on executive compensation by companies that have participated in the TARP. These regulations may include additional limitations that will require us to reconsider our compensation framework for members of the Leadership Group and other Senior Partners (especially with respect to incentive compensation). Any described above. If adopted by the shareholders, the changes will become effective on the filing of the amendment to the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. The affected text of Article Four of the Restated Certificate of Incorporation as it is proposed to be amended is set forth as Appendix B to this Proxy Statement.

If the proposal regarding the reverse stock split described in this Proxy Statement is implemented, the number of additional shares of AIG Common Stock authorized pursuant to this proposed amendment will be reduced by the same ratio of one-for-twenty, thereby resulting in a change to the Restated Certificate of Incorporation as follows: increase the number of authorized shares of AIG Common Stock from 5,000,000,000 shares to 5,211,250,000 shares (and correspondingly, increase the total number of authorized shares of all classes of stock from 5,006,000,000 shares to 5,217,250,000 shares, which includes 6,000,000 authorized shares of AIG Preferred Stock).

The following table shows, as of May 1, 2009, the number of shares of AIG Common Stock (1) authorized, (2) issued, (3) reserved but unissued, and (4) authorized but unissued and unreserved in the following scenarios:

•	if Proposal 3 is approved, but Proposal 4 is not;

•	if Proposal 4 is approved, but Proposal 3 is not; and

•	if Proposals 3 and 4 are both approved.

Number of shares of AIG Common Stock	If Proposal 3 is approved, but Proposal 4 is not	If Proposal 4 is approved, but Proposal 3 is not	If Proposals 3 and 4 are both approved
Authorized	9,225,000,000	5,000,000,000	5,211,250,000
Issued	2,948,018,614	147,400,931	147,400,931
Reserved but unissued	395,343,040	19,767,152	19,767,152
Authorized but unissued and unreserved	5,881,638,346	4,832,831,917	5,044,081,917

This amendment is being proposed:

•

pursuant to the terms of AIG’s $4,000,000,000 principal amount of 8.175% Series A-6 Junior Subordinated Debentures, €750,000,000 principal amount of 8.000% Series A-7 Junior Subordinated Debentures and £900,000,000 principal amount of 8.625% Series A-8 Junior Subordinated Debentures (collectively, the Junior Subordinated Debentures); and

•

to increase the authorized shares of AIG Common Stock to permit the Board of Directors to issue shares of AIG Common Stock to raise capital, engage in debt for equity swaps and other general corporate purposes.

If AIG elects to defer interest payments or other distributions on the Junior Subordinated Debentures, AIG may be required to sell AIG Common Stock or warrants exercisable for AIG Common Stock to pay such deferred interest or distribution. In order to receive favorable tax treatment of the Junior Subordinated Debentures, AIG agreed to use commercially reasonable efforts to increase the authorized shares of AIG Common Stock, so that AIG would, after taking into account both issued shares and shares reserved or otherwise not available for issuance, have enough authorized shares to ensure its ability to sell AIG Common Stock or warrants exercisable for AIG Common Stock in order to pay such deferred interest.

Amendment of AIG’s Restated Certificate of Incorporation for the purposes described in this Proposal requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of AIG Common Stock and AIG Series C Preferred Stock, voting together as a single class, plus the affirmative vote of the holders of a majority of the outstanding shares of AIG Common Stock, voting as a separate class. Failure to vote or to instruct your broker to vote or an abstention will have the same effect as a vote against the proposed amendment.

If this Proposal is not approved, AIG would be required by the terms of the Junior Subordinated Debentures to use commercially reasonable efforts to obtain shareholder approval of the increase at future annual meetings of shareholders.

The increase in shares of AIG Common Stock being authorized in connection with this Proposal is in connection with AIG’s agreement in connection with the issuance of the Junior Subordinated Debentures and to provide the Board of Directors the ability to opportunistically raise capital, reduce debt and engage in other transactions the Board of Directors deems beneficial to AIG and its shareholders. AIG currently has no specific plans or understandings with respect to the issuance of any AIG Common Stock, except items for which AIG had previously reserved shares for issuance as follows: as of May 1, 2009, AIG has reserved for issuance 154,738,080 shares in connection with AIG’s Equity Units, 53,801,766 shares in connection with the Warrants and 186,803,194 shares pursuant to AIG’s employee benefit plans. Pursuant to the Series C Stock Purchase Agreement, subject to certain exceptions relating to existing obligations and employee benefit plans, any issuance of AIG Common Stock will require the approval of the Trust so long as the Trust owns the AIG Series C Preferred Stock and AIG Common Stock acquired upon conversion of the AIG Series C Preferred Stock that in the aggregate represents 50 percent or more of the AIG Common Stock into which the AIG Series C Preferred Stock was originally convertible.

Your Board of Directors recommends a vote FOR this Proposal 3.

PROPOSAL 4—AMENDMENT OF AIG’S RESTATED CERTIFICATE OF INCORPORATION TO EFFECT A
REVERSE STOCK SPLIT OF OUTSTANDING AIG COMMON STOCK

PROPOSAL—To approve Amendment to AIG’s Restated Certificate of Incorporation to effect a reverse stock split of outstanding AIG Common Stock

AIG’s Board of Directors adopted a resolution declaring it advisable to amend the Restated Certificate of Incorporation to effect a reverse stock split of the outstanding AIG Common Stock at a ratio of one-for-twenty. The Board of Directors further directed that the proposed action be submitted for consideration by AIG’s shareholders at the Annual Meeting.

If the shareholders approve the amendment, AIG intends to amend its Restated Certificate of Incorporation to effect a reverse stock split of the shares of issued and outstanding AIG Common Stock at a ratio of one-for-twenty. A reverse stock split results in a proportionate reduction of the number of shares owned by each shareholder in accordance with the ratio, but it has no effect on each shareholder’s percentage ownership of AIG (except to the extent that any shareholder holds only a fractional share interest and receives cash for such interest after the proposed reverse stock split, as discussed below under “Fractional Share Interests in the Reverse Stock Split”). Although the number of issued and outstanding shares of AIG Common Stock will be reduced by a reverse stock split, the number of authorized shares of AIG Common Stock will be unaffected by the reverse stock split and accordingly will remain the same. If the reverse stock split is approved, the number of additional shares of AIG Common Stock to be authorized pursuant to Proposal 3 will be reduced in proportion to the one-for-twenty reverse stock split ratio. The affected text of Article Four of the Restated Certificate of Incorporation as it is proposed to be amended is set forth as Appendix B to this Proxy Statement.

The number of shareholders of record will not be affected by the proposed reverse stock split (except to the extent that any shareholder holds only a fractional share interest and receives cash for such interest after the proposed reverse stock split, as discussed below under “Fractional Share Interests in the Reverse Stock Split”). However, if the proposed reverse stock split is approved, it will increase the number of shareholders who own “odd lots” of less than 100 shares of AIG Common Stock. Brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions of more than 100 shares of AIG Common Stock.

If adopted by the shareholders, the change will become effective on the filing of the amendment to the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware.

Amendment of AIG’s Restated Certificate of Incorporation for the purposes described in this Proposal 4 requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of AIG Common Stock and AIG Series C Preferred Stock, voting together as a single class. Failure to vote or to instruct your broker to vote or an abstention will have the same effect as a vote against the proposed amendments.

See Proposal 3 for a table showing the number of shares of AIG Common Stock (1) authorized, (2) issued, (3) reserved but unissued, and (4) authorized but unissued and unreserved in the following scenarios:

•	if Proposal 3 is approved, but Proposal 4 is not;

•	if Proposal 4 is approved, but Proposal 3 is not; and

•	if Proposals 3 and 4 are both approved.

The primary purpose of the reverse stock split is to increase the per share trading price of AIG Common Stock. AIG believes a reverse stock split will increase the price of AIG Common Stock, and thus allow a broader range of institutional investors to invest in AIG Common Stock, increase other investor interest in AIG Common Stock and help ensure the continued listing of AIG Common Stock on the NYSE.

Many investment funds and institutional investors have investment guidelines and policies that prohibit them from investing in, or holding in their portfolios, stocks whose price is below a certain threshold, which, at current AIG Common Stock market prices, reduces the number of potential investors for AIG Common Stock. AIG believes that brokerage firms are reluctant to recommend lower-priced stocks to their clients. Also, other investors may be dissuaded from purchasing lower-priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. The reverse stock split could address these concerns by helping to ensure that the price of AIG Common Stock attains a level that would be viewed more favorably by potential investors.

The share price of AIG Common Stock has declined significantly since the third quarter of 2008, and, during February and March 2009, and occasionally since then, it has closed below $1.00 per share. With the shares trading at this level, small moves in absolute terms in the price per share of AIG Common Stock translate into disproportionately large swings in the price on a percentage basis.

AIG Common Stock currently trades on the NYSE under the symbol “AIG.” AIG Common Stock will be quoted on the NYSE at the post-split price on and after the effective date of the amendment. The NYSE has several continued listing criteria that companies must satisfy in order to remain listed on the exchange, including minimum share price requirements. While the NYSE has temporarily suspended the minimum share price requirement, this suspension may be terminated at any time and, in any event, the suspension expires on June 30, 2009. As a result, unless the trading price of AIG Common Stock continues to trade above $1.00 per share, AIG Common Stock could be delisted from the NYSE after June 30, 2009. For further discussion of this risk, see Item 1A. Risk Factors in AIG’s 2008 Annual Report on Form 10-K. Although AIG believes that approval of the reverse stock split will help AIG to meet the minimum share price requirements, AIG cannot provide assurance to shareholders that AIG will continue to meet the NYSE’s continued listing criteria following the reverse stock split.

In addition, the reverse stock split may not increase the price of AIG Common Stock or may not lead to a sustained increase in the price of AIG Common Stock, which would prevent AIG from realizing some of the anticipated benefits of the reverse stock split. Although AIG’s Board of Directors expects that the reverse stock split will increase the market price of AIG Common Stock, the reverse stock split may not result in a stock price that will attract investment funds or institutional investors or satisfy the investment guidelines of investment funds or institutional investors. The market price of AIG Common Stock is primarily driven by factors unrelated to the number of shares outstanding, including AIG’s current and expected future performance, the support the NY Fed and the Department of the Treasury have provided to AIG, and the support the NY Fed and the Department of the Treasury may continue to provide to AIG, the status of AIG’s asset sales, conditions in the United States and the global economy, conditions in AIG’s industries and markets, stock market conditions generally and other factors, many of which are beyond AIG’s control. Therefore, it is possible that the per share price of AIG Common Stock after the reverse stock split will not rise in proportion to the reduction in the number of outstanding shares of AIG Common Stock resulting from the reverse stock split, which could cause AIG to fail to realize the anticipated benefits of the reverse stock split.

The effective increase in AIG’s authorized and unissued shares as a result of the reverse stock split will not have anti-takeover effects during the time in which the Trust controls more than 50 percent of the voting power of AIG.

Shares of AIG Common Stock after the reverse stock split will be fully paid and non-assessable. This amendment will not change any of the other terms of AIG Common Stock although other amendments proposed in this Proxy Statement, if adopted, would change other terms of AIG Common Stock. The shares of AIG Common Stock after the reverse stock split will have the same voting rights and rights to dividends and distributions and will be identical in all other respects to the shares of AIG Common Stock prior to the reverse stock split.

An overall effect of the reverse stock split of the outstanding AIG Common Stock will be a reduction of the total number of outstanding shares of AIG Common Stock approximately in proportion to the one-for-twenty reverse stock split ratio and therefore an increase in authorized but unissued shares of AIG Common Stock. AIG currently has no plans for these authorized but unissued shares of AIG Common Stock other than those shares previously reserved for issuance under AIG’s Equity Units, the Warrants and AIG’s employee benefit plans. In the future, these shares may be issued by AIG’s Board of Directors in its sole discretion. Any future issuance will have the effect of diluting the percentage of stock ownership and voting rights of the present holders of AIG Common Stock.

Under the Delaware General Corporation Law, AIG’s shareholders are not entitled to dissenter’s rights with respect to the proposed amendment to AIG’s Restated Certificate of Incorporation to effect the reverse stock split.

Effects of the Reverse Stock Split on AIG’s Equity Plans, the AIG Series C Preferred Stock and Other Equity-Based Securities

The proposed reverse stock split will reduce the number of shares of AIG Common Stock available for issuance under AIG’s equity plans and agreements in proportion to the exchange ratio. Under the terms of AIG’s outstanding equity and option awards, the reverse stock split, if approved, will lead to a reduction in the number of shares of AIG Common Stock issuable upon exercise or vesting of such awards in proportion to the exchange ratio of the reverse stock split and will lead to a proportionate increase in the exercise price of such awards to the extent they are stock options. The number of shares authorized for future issuance under AIG’s equity plans will also be proportionately reduced. The number of shares of AIG Common Stock issuable upon exercise or vesting of stock option awards will be rounded down to the nearest whole share and no cash payment will be made in respect of such rounding. For some of AIG’s equity plans, the Board of Directors or Compensation Committee is obligated to make these adjustments after a reverse stock split. For other AIG’s equity plans, the Board or Compensation Committee has the discretion to make such equitable adjustments and intends to make them if the proposed reverse stock split is approved.

The number of shares of AIG Common Stock issuable upon exercise of the Warrant issued in connection with the TARP Investment, the settlement rate for the equity units AIG sold in May 2008 and the number of shares of AIG Common Stock issued upon conversion of the AIG Series C Preferred Stock will be adjusted similarly as described above in proportion to the exchange ratio.

Effect of the Reverse Stock Split on AIG’s Reporting Obligations

The reverse stock split will not affect AIG’s reporting status. AIG Common Stock is currently registered under Section 12(b) of the Exchange Act, and AIG is subject to the periodic reporting and other requirements of the Exchange Act. The reverse stock split, if approved, will not affect the registration of AIG Common Stock under the Exchange Act and AIG will continue to be subject to these periodic reporting and other requirements.

Accounting Effects of the Reverse Stock Split

The par value per share of AIG Common Stock will remain unchanged at $2.50 per share after the reverse stock split. As a result, on the effective date of the reverse stock split, the stated capital on AIG’s consolidated balance sheet attributable to AIG Common Stock will be reduced and the additional paid-in-capital account will be increased by the amount by which the stated capital is reduced. Per share net income or loss will be increased because there will be fewer shares of AIG Common Stock outstanding. AIG does not anticipate that any other accounting consequences, including changes to the amount of stock-based compensation expense to be recognized in any period, will arise as a result of the reverse stock split.

Implementation of the Reverse Stock Split

The reverse stock split, if approved, will become effective on the date of filing of a certificate of amendment to AIG’s Restated Certificate of Incorporation with the office of the Secretary of State of the State of Delaware. Except as explained below with respect to fractional shares, on the effective date, shares of AIG Common Stock issued and outstanding immediately prior thereto will be combined and converted, automatically and without any action on the part of the shareholders, into new shares of AIG Common Stock in accordance with the reverse stock split ratio.

After the effective date of the amendment, each certificate representing shares before the reverse stock split will continue to be valid and will represent the adjusted number of shares based on the ratio of the reverse stock split, rounded down to the nearest whole share, plus the right to receive a cash payment in lieu of any fractional share interests, if applicable, as described below under “Fractional Share Interests in the Reverse Stock Split.”

AIG’s transfer agent will act as the exchange agent for purposes of implementing the exchange of stock certificates. As soon as practicable after the effective date, shareholders and holders of securities convertible into AIG Common Stock will be notified of the effectiveness of the reverse stock split. AIG shareholders of record will receive a letter of transmittal requesting them to surrender their stock certificates in exchange for a direct registration account reflecting the adjusted number of shares as a result of the reverse stock split. Persons who hold their shares in brokerage accounts or “street name” will not be required to take any further action to effect the exchange; your broker will make the appropriate adjustment to the number of shares held in your account following the effective date of the reverse stock split. No shareholder will be required to pay a transfer or other fee to exchange his, her or its certificates. Shareholders should not destroy any stock certificate and should not submit any certificates until they receive a letter of transmittal.

AIG has adopted direct company registration of AIG Common Stock. As a result, upon surrender of stock certificates following the reverse stock split, AIG will not issue a replacement certificate, but rather will cause its adopted by the shareholders, the changes will become effective on the filing of the amendment to the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. The affected text of Article Four of the Restated Certificate of Incorporation as it is proposed to be amended is set forth as Appendix B to this Proxy Statement.

The following table shows, as of May 1, 2009, the number of authorized shares of all classes of AIG stock in the each of the scenarios enumerated above.

	If Proposal 3, Proposal 4 and Proposal 5 are approved	If Proposal 3 is approved, Proposal 4 is not approved and Proposal 5 is approved	If Proposal 3 is not approved, Proposal 4 is approved and Proposal 5 is approved	If Proposal 3 is not approved, Proposal 4 is not approved and Proposal 5 is approved
Total authorized shares of all classes of AIG stock	5,311,250,000	9,325,000,000	5,100,000,000	5,100,000,000

The Board of Directors’ purpose in proposing the increase in the number of authorized shares of AIG Preferred Stock is to have shares available for general capital raising purposes. In particular, while no transaction is currently contemplated, AIG Preferred Stock could be issued in exchange for debt. Existing authorized shares of AIG Preferred Stock will be used to facilitate certain proposed transactions with the Department of the Treasury, although, in the future, authorized shares approved pursuant to this proposed amendment may be used to facilitate one or more exchanges of AIG Preferred Stock issued to the Department of the Treasury for AIG Preferred Stock with a smaller liquidation preference in order to facilitate, among other things, a market for those shares of AIG Preferred Stock. AIG currently has no specific plans or understandings with respect to the issuance of any AIG Preferred Stock except as described under “Relationships with the Federal Reserve Bank of New York, the AIG Credit Facility Trust and the United States Department of the Treasury.”

No further approval of the holders of AIG Common Stock would be required prior to the issuance of the additional shares of AIG Preferred Stock authorized by this amendment. Pursuant to the Series C Stock Purchase Agreement, subject to certain exceptions relating to existing obligations and employee benefit plans, any issuance of AIG Preferred Stock will require the approval of the Trust so long as the Trust owns the AIG Series C Preferred Stock and AIG Common Stock acquired upon conversion of the AIG Series C Preferred Stock that in the aggregate represents 50 percent or more of the AIG Common Stock into which the AIG Series C Preferred Stock was originally convertible. Future issuances, other than to the Department of the Treasury, of AIG Preferred Stock ranking senior to or pari passu with the AIG Series E Preferred Stock and the AIG Series F Preferred Stock will require the vote or consent of the holders of at least 66 2/3 percent of the shares of each of the AIG Series E Preferred Stock and the AIG Series F Preferred Stock then outstanding.

There are no pre-emptive rights relating to the AIG Preferred Stock.

Amendment of AIG’s Restated Certificate of Incorporation for the purposes described in this Proposal, requires: (1) the affirmative vote of the holders of a majority of the voting power of the outstanding shares of AIG Common Stock and AIG Series C Preferred Stock, voting together as a single class; (2) the affirmative vote of the holders of a majority of the voting power of AIG Series C Preferred Stock, voting as a separate class; plus (3) the affirmative vote of the holders of at least 66 2/3 percent of the outstanding shares of each of the AIG Series E Preferred Stock and the AIG Series F Preferred Stock, voting as separate classes. Failure to vote or to instruct your broker to vote or an abstention will have the same effect as a vote against the proposed amendment.

If this Proposal is not approved, the authorized shares of AIG Preferred Stock would remain at 6,000,000 shares and AIG may not be able to issue AIG Preferred Stock to raise capital or engage in other transactions that the Board of Directors may believe beneficial to AIG and its shareholders.

Your Board of Directors recommends a vote FOR this Proposal 5.

PROPOSAL 6—AMENDMENT OF AIG’S RESTATED CERTIFICATE OF INCORPORATION TO PERMIT
ISSUANCE OF SERIES OF AIG PREFERRED STOCK THAT ARE NOT OF EQUAL RANK AND TO RANK
AIG SERIES E PREFERRED STOCK, AIG SERIES F PREFERRED STOCK AND ANY OTHER
SERIES OF AIG PREFERRED STOCK SUBSEQUENTLY ISSUED TO THE DEPARTMENT
OF THE TREASURY SENIOR TO ALL OTHER AIG PREFERRED STOCK

PROPOSAL—To approve Amendment to AIG’s Restated Certificate of Incorporation to (i) permit AIG’s Board of Directors to issue series of AIG Preferred Stock that are not of equal rank and (ii) cause the AIG Series E Preferred Stock, the AIG Series F Preferred Stock and any other series of AIG Preferred Stock